cm 3/17 BB 3/4

04002785

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: October 31, 2004	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 29033

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Papamarkou & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 Fifth Avenue, 50th Floor
(No. and Street)

New York	New York	10153
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Daniels — (212) 751-4422
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

85 Livingston Avenue	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSING FEB 2 5 2004 SECTION

PROCESSED MAR 19 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Scott Daniels, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Papamarkou & Company, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Title

Notary Public

JOANNE ZERILLO
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 7/2/2007

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PAPAMARKOU & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2003

PAPAMARKOU & COMPANY, INC.

CONTENTS

Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Notes to Financial Statements	3-7

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Shareholder
Papamarkou & Company, Inc.

We have audited the accompanying statement of financial condition of Papamarkou & Company, Inc.(the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Papamarkou & Company, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 10, 2004

PAPAMARKOU & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS		
Cash	$	158,393
Receivable from clearing broker		114,310
Securities owned, at market (cost $364,572)		814,338
Property and equipment, net		280,254
Other assets		58,411
	$	1,425,706
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	40,122
Deferred income taxes		39,800
Total liabilities		79,922
Stockholder's equity		
Common stock, $.01 par value, authorized and issued 10,000 shares, outstanding 9,000 shares		100
Additional paid-in capital		575,307
Retained earnings		795,377
		1,370,784
Less: Treasury stock - at cost; 1,000 shares		(25,000)
Total stockholder's equity		1,345,784
	$	1,425,706

See accompanying notes to financial statements.

1. Organization and nature of business

Papamarkou & Company, Inc. (the "Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is also a member of the National Association of Securities Dealers, Inc. (NASD). The Company's operations consist primarily of engaging in agency and riskless principal transactions.

In July 2003, the sole stockholder of the Company contributed all of its rights and title to the shares it owned in the Company to Papamarkou Asset Management, Inc. The change of ownership was approved by the NASD under Rule 1014. As a result, the Company is a wholly-owned subsidiary of Papamarkou Asset Management, Inc. (the "Parent").

2. Summary of significant accounting policies

Securities Owned and Securities Sold, Not Yet Purchased, at market

All securities owned and securities sold, not yet purchased are valued at market and unrealized gains and losses are reflected in revenues.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives as follows:

Asset	Estimated Useful Life
Office equipment	7 years
Furniture and fixtures	7 years
Leasehold improvements	Lease term

Revenue and Expense Recognition

Securities transactions and the related revenues and expenses are recorded on the trade-date basis. Interest income is recognized when earned.

2. Summary of significant accounting policies (continued)

Income Taxes

The Company complies with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Retirement Plan

The Company has a retirement plan under Section 401(k) of the Internal Revenue Code (the "Plan"), which covers all eligible employees. The plan provides for voluntary deductions of up to 15% of the employee's salary, subject to Internal Revenue Code limitations. The Company can make a matching contribution to the Plan, which is at the discretion of the Company and is determined annually. Matching contributions amounted to approximately $21,000 for the year ended December 31, 2003.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Property and equipment

Details of property and equipment at December 31, 2003 are as follows:

Office equipment	$	63,739
Furniture and fixtures		336,273
Leasehold improvements		303,037
		703,049
Less accumulated depreciation and amortization		422,795
	$	280,254

4. Securities owned

Securities owned at December 31, 2003 consist solely of equity securities.

5. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company's net capital was approximately $909,000, which was approximately $859,000 in excess of its minimum requirement of $50,000.

6. Provision for income taxes

The Company is included in the consolidated federal and state income tax returns filed by its Parent. The Company and the Parent, with the consent of the Parent's stockholder, has elected to be taxed under applicable provisions of Subchapter S of the Internal Revenue Code and similar state provisions. Under those provisions, the Company and the Parent do not pay federal and state taxes on their corporate income. Instead, the stockholder of the Parent is individually liable for such taxes. The Company's local income taxes are calculated as if the Company filed on a separate return basis, using the Parent's effective tax rate. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. The provision for local income taxes provided is based on income for financial accounting purposes.

The provision for income taxes consists of the following:

Current	$ 6,598
Deferred	11,900
	$ 18,498

The effective tax rate differs from the statutory New York City rate due to an over accrual of prior year local income taxes.

As of December 31, 2003, the Company had unrealized gains of approximately $450,000, which creates a deferred tax liability of approximately $39,800.

7. Off-balance sheet risk

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In addition, the receivable from the clearing broker is pursuant to this clearance agreement.

8. *Concentrations of credit risk*

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash in two major financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution. The Company is subject to credit risk should these financial institutions be unable to fulfill their obligations.

During the year ended December 31, 2003, the Company received approximately 86% of its total commissions revenue from numerous customers whose portfolios were managed by one asset management company.

9. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

10. Commitments and contingencies

The Company has an equipment lease for quote services, which provides for payments of $1,350 per month per terminal, plus amounts for additional services as defined in the agreement expiring in April 2005. Aggregate future minimum lease payments subsequent to December 31, 2003 are approximately as follows:

Year Ending December 31,		
2004	$	32,400
2005		8,100
	$	40,500

11. Related party transactions

The Parent introduces clients to other investment advisors and the Company receives commission income from those investment advisors.

The Company leases office space under a sublease agreement, which expires in December 2004. Pursuant to the sublease agreement, the Company is obligated to pay $17,500 per month for rent plus associated charges from the landlord.

The lease provides for future minimum rental payments, exclusive of minimum sublease rentals, as follows:

Year Ending December 31,	
2004	$ 210,000

The Company also rents storage space for approximately $508 per month under a month-to-month lease agreement.

Rent expense for the year ended December 31, 2003 was approximately $126,000, net of approximately $118,000 of sublease income. The sublease income was received from the Company's Parent pursuant to a sublease agreement whereby the Parent is obligated to pay fifty percent of rental payments plus associated charges from the landlord through December 31, 2004.